DYNO
Dyno Nobel

082-34952

Dyno Nobel Limited
ACN 117 733 463
Level 20, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

07028274

Date 8/11/2007

SUPPL

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcements lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

pp E Condon

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Encl.

dw 11/29

ASX Announcement/Media Release

8 November 2007

Dyno Nobel's Investment in Fabchem Performing Strongly

Dyno Nobel Limited (ASX: DXL) notes the release of Fabchem China Limited's ("Fabchem")(SGX: FABC) financial results for the half-year period ended 30 September 2007. Since January 2007, Dyno Nobel has held a 29.9 per cent stake in the Singapore Exchange-listed company, a leading initiation systems and explosives supplier in China.

Fabchem today announced a revenue increase of 31.3 per cent to RMB 97.8 million for the half-year period ended 30 September 2007. Gross profit increased by 35.4 per cent to RMB 40.7 million, with gross profit margin rising to 41.7 per cent (40.4 per cent pcp.) Earnings per share was RMB 9.45, an increase of 15.8 per cent on the previous year.

Dyno Nobel Chief Executive Officer, Mr Peter Richards said "Fabchem's result is on track and consistent with our expectations. Revenue and gross margin have increased, with EBITDA margins expected to improve further as benefits of the recently obtained export licence start to be realised."

"Dyno Nobel is ideally positioned to capture further upside, with Fabchem one of the clear market leaders in the burgeoning Chinese explosives market."

In July, Fabchem through its wholly owned subsidiary, Shandong Yinguang Technology Co. Ltd, obtained an export licence from the Commission of Science, Technology and Industry for National Defence (COSTIND) of the People's Republic of China (PRC). The export licence allows Fabchem to directly export commercial explosive devices to its overseas customers without the need for export agents appointed by the PRC Government.

"Fabchem is Dyno Nobel's cornerstone investment in the fast growing Chinese market and the investment decision was an integral part of the Company's Asia Pacific re-entry plans. We expect further upside and growth when Fabchem's two brown field expansion facilities are complete and come on line in 2008," Mr Richards said.

Both facilities are located in the Shandong Province, south east of Beijing. When complete, the detonator manufacturing facility will triple the number of detonators produced to 60 million detonators per year. The neighbouring booster facility will increase booster production by 3,000 tons per annum, or 60 per cent to 8,000 tonnes per annum.

Dyno Nobel will continue to work with Fabchem management and Board to enhance the growth and success of the business.

-ENDS-

For media enquires contact:

Peter Brookes, Cannings 0407 911 389

Sonja Kukec, Dyno Nobel 0437 766 483

Background

Dyno Nobel

Dyno Nobel (ASX: DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world.

Dyno Nobel employs more than 3,500 people and has 36 manufacturing facilities in Australia, Canada, the US, Indonesia, Mexico and Papua New Guinea. Dyno Nobel has a market capitalisation of approximately AU$2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

Fabchem China Limited

Headquartered in the Republic of Singapore with fully owned subsidiary based in the Shandong province in China, Fabchem China (SGX:FABC) is one of the leading manufacturers of commercial explosive devices in China. Its products include explosive devices (boosters and tube charges), industrial fuse and initiating explosive devices (detonating cords and non-electric tubes), as well as industrial detonators (non-electric detonators and piston non-electric detonators). These products are widely used in mining, infrastructure, hydroelectric construction projects and oil and gas exploration activities. Fabchem China's products are sold in more than 10 countries, including China, Australia and South Africa.

ASX Announcement/Media Release

8 November 2007

Dyno Nobel's Investment in Fabchem Performing Strongly

Permanent Investment Management Limited, as responsible entity of the Dyno Nobel SPS Trust, notes the release of an announcement by Dyno Nobel Limited earlier today regarding Fabchem China Limited's half-year results announcement.

A copy of that announcement is set out below.

Dyno Nobel Limited (ASX: DXL) notes the release of Fabchem China Limited's ("Fabchem")(SGX: FABC) financial results for the half-year period ended 30 September 2007. Since January 2007, Dyno Nobel has held a 29.9 per cent stake in the Singapore Exchange-listed company, a leading initiation systems and explosives supplier in China.

Fabchem today announced a revenue increase of 31.3 per cent to RMB 97.8 million for the half-year period ended 30 September 2007. Gross profit increased by 35.4 per cent to RMB 40.7 million, with gross profit margin rising to 41.7 per cent (40.4 per cent pcp.) Earnings per share was RMB 9.45, an increase of 15.8 per cent on the previous year.

Dyno Nobel Chief Executive Officer, Mr Peter Richards said "Fabchem's result is on track and consistent with our expectations. Revenue and gross margin have increased, with EBITDA margins expected to improve further as benefits of the recently obtained export licence start to be realised."

"Dyno Nobel is ideally positioned to capture further upside, with Fabchem one of the clear market leaders in the burgeoning Chinese explosives market."

In July, Fabchem through its wholly owned subsidiary, Shandong Yinguang Technology Co. Ltd, obtained an export licence from the Commission of Science, Technology and Industry for National Defence (COSTIND) of the People's Republic of China (PRC). The export licence allows Fabchem to directly export commercial explosive devices to its overseas customers without the need for export agents appointed by the PRC Government.

"Fabchem is Dyno Nobel's cornerstone investment in the fast growing Chinese market and the investment decision was an integral part of the Company's Asia Pacific re-entry plans. We expect further upside and growth when Fabchem's two brown field expansion facilities are complete and come on line in 2008," Mr Richards said.

Both facilities are located in the Shandong Province, south east of Beijing. When complete, the detonator manufacturing facility will triple the number of detonators produced to 60 million detonators per year. The neighbouring booster facility will increase booster production by 3,000 tons per annum, or 60 per cent to 8,000 tonnes per annum.

Dyno Nobel will continue to work with Fabchem management and Board to enhance the growth and success of the business.

-ENDS-

For media enquires contact:

Peter Brookes, Cannings 0407 911 389

Sonja Kukec, Dyno Nobel 0437 766 483

Background

Dyno Nobel

Dyno Nobel (ASX: DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world.

Dyno Nobel employs more than 3,500 people and has 36 manufacturing facilities in Australia, Canada, the US, Indonesia, Mexico and Papua New Guinea. Dyno Nobel has a market capitalisation of approximately AU$2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

Fabchem China Limited

Headquartered in the Republic of Singapore with fully owned subsidiary based in the Shandong province in China, Fabchem China (SGX:FABC) is one of the leading manufacturers of commercial explosive devices in China. Its products include explosive devices (boosters and tube charges), industrial fuse and initiating explosive devices (detonating cords and non-electric tubes), as well as industrial detonators (non-electric detonators and piston non-electric detonators). These products are widely used in mining, infrastructure, hydroelectric construction projects and oil and gas exploration activities. Fabchem China's products are sold in more than 10 countries, including China, Australia and South Africa.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Dyno Nobel Limited
ARSN: 126 167 459

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Muir
Date of last notice	26 October 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	23 October 2007
No. of securities held prior to change	(a) 30,000 Dyno Nobel SPS (DYN) (b) 42,194 Dyno Nobel Limited (DXL) Ordinary Shares
Class	(a) Step-Up Preference Securities (SPS) (b) Ordinary fully paid shares
Number acquired	476 Ordinary fully paid shares
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.48

+ See chapter 19 for defined terms.

No. of securities held after change	(a) 30,000 Dyno Nobel SPS (b) 42,670 Dyno Nobel Limited (DXL) Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares issued pursuant to the terms and conditions of the Dyno Nobel Limited Dividend Reinvestment Plan (DRP).

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

J Lyall-Anderson

JULIANNE LYALL-ANDERSON
COMPANY SECRETARY
Date: 8 November 2007

+ See chapter 19 for defined terms.

END